Exhibit (b)(i)

Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this document with redactions. Confidential treatment has been requested with respect to this omitted information.

June 4, 2021

11172239 Canada Inc.

Attention:	Germain Lamonde, President

RE:	US$125,000,000 Credit Facilities

COMMITMENT LETTER

Ladies and Gentlemen:

You have advised us that 11172239 Canada Inc. (you or the Borrower) intends to acquire 100% of the issued and outstanding subordinate voting shares of EXFO Inc. (the Target) other than Excluded Shares (as defined in the Arrangement Agreement (as defined herein)) by way of a court-approved plan of arrangement pursuant to section 192 of the Canada Business Corporations Act described in the Arrangement Agreement (the Plan of Arrangement), the whole pursuant to the Transaction (as defined herein). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the summary of terms and conditions attached hereto as Exhibit A (the Term Sheet).

1.	Commitments; Titles and Roles

We are pleased to inform you that National Bank of Canada (NBC) hereby commits to provide an aggregate principal amount of US$125,000,000 of the credit facilities to be made available to the Borrower (collectively, the Credit Facilities), consisting of a revolving facility in a principal amount of US$50,000,000 and a term loan in a principal amount of US$75,000,000 and, in each case, on the terms described in this letter and in the Term Sheet (together with this letter, the Commitment Letter).

It is hereby agreed that NBC will act as the Administrative Agent of the lending syndicate for the Credit Facilities and National Bank Financial Markets will act as the Lead Arranger and Sole Bookrunner (the Lead Arranger), it being understood that, as part of the syndication process, NBC may, in its discretion, offer titles to any potential Lender as provided under the section below entitled “Syndication”.

Notwithstanding anything to the contrary contained in this Commitment Letter and the fee letter of even date herewith (the Fee Letter), but without limiting your obligations to assist with syndication efforts as and to the extent set forth herein, it is understood and agreed that none of the commencement nor completion of the syndication of the Credit Facilities or the receipt of any commitments in connection therewith shall constitute a condition precedent to the availability or initial funding of the Credit Facilities on the Closing Date or at any time thereafter and that neither the commitments hereunder nor the funding of the Credit Facilities on the Closing Date are subject to syndication of the Credit Facilities.

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US$125,000,000 Credit Facilities

2.	Conditions Precedent

NBC’s commitments and agreements are subject only to (i) the preparation, execution and delivery by the Borrower and the Guarantors of a definitive Credit Agreement and other related definitive documents (the Finance Documents) on the terms set forth in the Term Sheet and in a form such that they do not impair the availability of the Credit Facilities on the Closing Date if the conditions set forth under “Conditions Precedent to Initial Borrowing” in the Term Sheet are satisfied (or expressly waived by the Administrative Agent) and (ii) the conditions set forth under in this Section 2. Notwithstanding anything in this Commitment Letter, the Fee Letter, the Finance Documents or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, the only conditions to availability of the Credit Facilities on the date of the consummation of the Plan of Arrangement and the other elements of the Transaction (the Closing Date) are set forth in this Section 2, it being understood that there are no conditions (implied or otherwise) to the commitments hereunder (including compliance with the terms of this Commitment Letter, the Fee Letter, the Finance Documents or otherwise) other than this Certain Funds Provision (and upon satisfaction or waiver of the Certain Funds Provision, the funding duly requested by the Borrower under the Credit Facilities on the Closing Date shall occur). Notwithstanding anything in this Commitment Letter to the contrary, the only representations the accuracy of which will be a condition to the availability of the Credit Facilities on the Closing Date will be (i) the representations made by the Target in the Arrangement Agreement as are material to the interests of the Lenders (but only to the extent that the Borrower has the right to terminate its obligations to consummate the Plan of Arrangement (or otherwise does not have an obligation to close) under the Arrangement Agreement as a result of a failure of such representations in the Arrangement Agreement to be accurate) (the Acquisition Transaction Representations) and (ii) the Specified Representations (as defined below). As used herein, Specified Representations means representations with respect to the Borrower made by the Borrower in the Credit Agreement relating to incorporation; organizational power and authority to enter into the applicable Finance Documents; due execution, delivery and enforceability of the applicable Finance Documents; no conflicts of the applicable Finance Documents with (i) charter documents or (ii) laws, except to the extent such conflict would not reasonably be expected to have a “material adverse effect” on the Borrower and its subsidiaries (or the Target and its subsidiaries, as the case may be), taken as a whole; creation, validity and perfection of security interests in the collateral of the Borrower (subject to permitted liens and the other provisions set forth in this paragraph and the Term Sheet); and use of proceeds not conflicting with sanctions laws, anti-terrorism laws, and anti-bribery/anti-corruption laws. This paragraph, and the provisions herein, shall be referred to as the Certain Funds Provision.

3.	Commitment Termination

The commitments and obligations of NBC set forth in this Commitment Letter will terminate on the earlier of (i) October 31, 2021 (the Availability Expiration Date), and (ii) the termination of the Arrangement Agreement in accordance with the terms thereof.

You may also terminate our commitments herein at any time by written notice.

Pursuant to the Fee Letter, certain of the fees contemplated therein might become payable upon any such termination and your obligation to pay certain other fees survives any such termination.

4.	Syndication

The Lead Arranger reserves the right and intends, prior to or after the execution of the Finance Documents, to syndicate the Credit Facilities to one or more financial institutions (together with NBC, the Lenders).

The Lead Arranger, in consultation with you, will manage all aspects of the syndication, decisions as to the selection of potential Lenders to be approached and when they will be approached, when their commitments will be accepted and which Lenders will participate and the final allocations of the commitments among the Lenders, the whole in accordance with a syndication plan agreed upon by the Borrower and the Lead Arranger.

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US$125,000,000 Credit Facilities

The Lead Arranger will perform all functions and exercise all authority as customarily performed and exercised in such capacities, including selecting counsel for the Lenders and negotiating the Finance Documents.  The Lead Arranger will make all decisions to award titles (such as agent, bookrunner, arranger and co-agents) to other Lenders and the awarding of such titles shall not entail for such other Lenders any role with respect to the matters referred to in this paragraph. You agree that no additional agents, co-agents or arrangers will be appointed or other titles conferred without the consent of the Lead Arranger. You agree that NBC will in all cases retain “top left” placement on all marketing materials relating to the Credit Facilities. You agree that no Lender will receive compensation outside the terms contained herein or in the Fee Letter in order to obtain its commitment to participate in the Credit Facility and the Lead Arranger will decide (in consultation with you) what portion, if any, of the fees contemplated herein or in the Fee Letter will be offered to potential Lenders.

You understand that we intend to commence the syndication of the Credit Facilities promptly. The syndication efforts will be accomplished by a variety of means, including direct contact during the syndication between you and your senior management, your advisors and affiliates, on the one hand, and the proposed Lenders, on the other hand, and virtual meetings with prospective Lenders at at reasonable times mutually agreed upon.  You agree to cooperate with the Lead Arranger (and cause your advisors to assist us), and you agree to use commercially reasonable efforts to cause the Target to cooperate with the Lead Arranger (but in all instances to the extent practical and appropriate and consistent with the Arrangement Agreement and applicable law), in connection with (i) the preparation of customary information packages reasonably requested by us to successfully complete the syndication, including information with respect to the Borrower, the Target and its business, and financial projections (including updated projections) of the Borrower and the Target after giving effect to the Transaction, (ii) the preparation of a confidential information memorandum and other marketing materials (the contents of which you shall be solely responsible for) to be used in connection therewith, (iii) participation (together with, to the extent practical and appropriate and consistent with the Arrangement Agreement and applicable law, senior management of the Target) in virtual presentations to prospective Lenders at reasonable times mutually agreed upon, and (iv) using your commercially reasonable efforts with a view to the syndication plan and syndication efforts benefiting materially from your existing lending and investment banking relationships.

To ensure an orderly and effective syndication of the Credit Facilities, you agree that, during the period from the date hereof until the date of execution of the Credit Agreement, you will not, and you will cause your subsidiaries not to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt instrument, other than the IQ Debt, without the prior written consent of the Lead Arranger.

5.	Fees

Subject to the terms and conditions hereof and of the Fee Letter, you agree to pay the fees contemplated in the Fee Letter.

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US$125,000,000 Credit Facilities

6.	Indemnification

You agree to indemnify and hold harmless NBC, the Administrative Agent, the Lead Arranger, the Lenders and each of their respective affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an Indemnified Party) from and against any and all claims, damages, losses (other than lost profits), liabilities and expenses (including, without limitation, reasonable and documented out-of-pocket fees and disbursements of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto arising out of or in connection with or relating to the Credit Facilities, this Commitment Letter, the Finance Documents, the Transaction or the transactions contemplated hereby or thereby, or any use made or proposed to be made with the proceeds of the Credit Facilities, whether or not such investigation, litigation or proceeding is brought by you, Target, any of your or Target’s shareholders or creditors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated, except, that the foregoing indemnity will not, as to any Indemnified Party, apply to claims, damages, liabilities, expenses or other losses (i) to the extent that they have resulted from the intentional or gross fault or bad faith of an Indemnified Party (as determined in a final, non-appealable judgment by a court of competent jurisdiction), (ii) arising from a material breach of the obligations of an Indemnified Party under this Commitment Letter or the Finance Documents or (iii) arising out of, or in connection with, any proceeding that does not involve an act or omission by the Borrower and that is brought by an Indemnified Person against any other Indemnified Person. The foregoing provisions in this paragraph shall be superseded in each case, to the extent covered thereby, by the applicable provisions contained in the Finance Documents upon execution thereof and thereafter shall have no further force and effect. In addition, such indemnity shall not, as to any Indemnified Party, be available with respect to any settlements effected without the Borrower’s prior written consent (which consent shall not be unreasonably withheld or delayed), but if settled with your consent, you agree to indemnify and hold harmless each Indemnified Party in the manner set forth above (for the avoidance of doubt, it being understood that if there is a final judgment in any such proceeding, the indemnity set forth above shall apply (subject to the exceptions thereto set forth above)).

You agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract, civil liability, tort or otherwise) to you, any of your shareholders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have directly resulted from (i) an Indemnified Party's intentional or gross fault or bad faith or (ii) the material breach by an Indemnified Party of its obligations under this Commitment Letter or the Finance Documents.

In no event, however, shall any person be responsible or liable hereunder for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profit, business or anticipated savings).

7.	Costs and Expenses

In further consideration of the undertakings of NBC, you hereby agree to pay, or reimburse NBC on the date of execution of the Finance Documents, if it occurs, or on the Availability Expiration Date, and thereafter from time to time, upon presentation of reasonable supporting documentation, all reasonable out-of-pocket expenses (including NBC’s syndication expenses) as well as reasonable fees, disbursements and other charges of legal counsel or other professional appointed by NBC, in each case incurred in connection with the preparation of a quality of earnings report, the Credit Facilities, the preparation and negotiation of this Commitment Letter, the Fee Letter, the Finance Documents or any litigation or enforcement relating thereto. For greater certainty, you acknowledge and agree that your obligations under this paragraph are enforceable and are not in any way diminished whether or not the Closing Date occurs.

8.	Confidentiality

This Commitment Letter and the Fee Letter, the contents thereof and the roles and activities of NBC and of its respective affiliates pursuant hereto or thereto, are confidential and shall not be disclosed by or on behalf of you or any of your affiliates to any person without the prior written consent of NBC, except that you may disclose this Commitment Letter and the Fee Letter to your officers, directors, employees, advisors and auditors, to Target and its officers, directors, employees, advisors and auditors, and then only in connection with the transactions contemplated hereby and on a confidential basis.

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US$125,000,000 Credit Facilities

You may also disclose this Commitment Letter and the Fee Letter as you are required by applicable law or regulation (including securities regulations and stock exchange rules) or compulsory legal process; provided, however, that if disclosure is required by compulsory legal process, you agree to give NBC prompt notice thereof to the extent not prohibited by applicable law, and that any disclosure made pursuant to public filings shall be subject to the prior review of NBC (not to be unreasonably withheld or delayed).

NBC agrees that it will treat as confidential all information provided to it by or on behalf of the Borrower, the Target or any of their respective subsidiaries or affiliates, and shall not disclose such information to any person or circulate or refer publicly to such information without the Borrower’s prior written consent; provided, however, that nothing herein will prevent NBC from disclosing any such information (a) pursuant to the order of any court or administrative agency, or otherwise as required by applicable law or compulsory legal process (in which case such Commitment Party agrees to inform you promptly thereof to the extent practicable and not prohibited by applicable law), (b) upon the request or demand of any regulatory authority purporting to have jurisdiction over NBC or any of its affiliates, (c) to NBC’s affiliates and their respective officers, directors, partners, members, employees, legal counsel, independent auditors and other experts or agents who need to know such information and on a confidential basis and who have agreed to treat such information confidentially in accordance with the terms hereof (it being understood that NBC shall be responsible for any breach by any such person (other than legal counsel, auditors and other experts or agents, in each case, operating under rules of professional responsibility or conduct) of the confidentiality provisions hereof applicable to NBC), (d) to potential and prospective Lenders, in each case, who have agreed to keep such information confidential on terms not less favorable than the provisions hereof in accordance with the standard syndication processes of the Lead Arranger or customary market standards for the dissemination of such type of information, (e) for purposes of establishing a “due diligence” defense or (f) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby or enforcement hereof or thereof. NBC’s obligations under this provision shall remain in effect until the earlier of (x) two years after the date hereof and (y) the execution and delivery of the applicable Finance Documents by the parties thereto, at which time any confidentiality undertaking therein shall supersede the provisions in this paragraph.

You agree that you will permit NBC to review and approve any reference to it or any of its respective affiliates in connection with the Credit Facilities or the transactions contemplated hereby or thereby contained in any press release or similar public disclosure prior to public release.  You agree that NBC and its respective affiliates may share information concerning you and your subsidiaries and affiliates, among themselves (including their officers, directors, employees and advisors) and with potential Lenders to the extent reasonably necessary in connection with the Credit Facilities and the proposed syndication thereof.  You also agree that, subject to the closing of the Credit Facilities, NBC may publicize the Credit Facilities and its roles, including, without limitation, through reporting to the Loan Pricing Corporation, Bloomberg and other similar agencies, the insertion of standard advertisements (“tombstones”) in various financial publications and any other forms of advertising.

9.	Information

You represent and warrant that (i) all written information (other than financial projections, budgets and forecasts, information of a general economic or industry nature, and independent third-party generated industry information) (the Information), taken as a whole, provided by you or any of your representatives on your behalf to NBC in connection with the Credit Facilities, when taken together with all reports, statements, schedules and other information included in filings made by the Target with the Canadian Securities Administrators within the three years prior to the date hereof, taken as a whole, is and will be when furnished true, accurate and complete in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, when taken as a whole, not misleading in light of the circumstances under which such statements were or are made (in each case after giving effect to all supplements and updates provided thereto) and (ii) all financial projections, budgets and forecasts (collectively, the Projections), that have been or will be prepared by you or on your behalf and made available to NBC by you or any of your representatives in connection with the Credit Facilities have been or will be prepared in good faith based upon assumptions believed by the preparer thereof to be reasonable at the time they are prepared, it being understood and agreed that projections and other forward-looking information are as to future events and are not to be viewed as facts, are subject to significant uncertainties and contingencies, many of which are out of the Borrower’s control, that no assurance can be given that any particular projections will be realized and that actual results during the period or periods covered by such projections may differ significantly from the projected results and such differences may be material.

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You agree that the Projections are an important consideration in the credit analysis conducted by NBC and you agree to supplement the information and Projections provided under or in connection hereunder or in connection herewith from time to time until the Finance Documents become effective to correct any misleading statement immediately when you become aware of such misleading statement.

In issuing this Commitment Letter, NBC is relying on the accuracy of the information furnished to it by or on behalf of yourselves and your affiliates without independent verification thereof.

Notwithstanding the foregoing, it is understood that NBC’s commitments hereunder are not subject to or conditioned upon the accuracy of the representations or compliance with the covenants set forth in this Section 9, and notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, the accuracy of such representations or the compliance with such covenants shall not constitute a condition to the availability of the Credit Facilities on the Closing Date or at any time thereafter.

10.	No Third Party Reliance, etc.

The agreements of NBC hereunder and of any Lender that issues a commitment to provide financing under the Credit Facilities are made solely for your benefit and your subsidiaries’ benefit, and may not be relied upon or enforced by any other person.  Please note that those matters that are not covered herein or in the attached Term Sheet are subject to mutual agreement of the parties.  The terms and conditions of this Commitment Letter may be modified only by agreement in writing signed by the parties.

You acknowledge that NBC or one or more of its respective subsidiaries or affiliates may be providing financing or other services to parties whose interests may conflict with yours.  Be assured, however, that consistent with the longstanding policies of NBC to hold in confidence the affairs of its respective customers, neither NBC nor any of its respective subsidiaries or affiliates, will furnish confidential information obtained with respect to you or your affiliates to any of its other customers.  By the same token, neither of NBC nor any of its respective subsidiaries or affiliates, will make available to you or your affiliates confidential information that it obtained or may obtain with respect to any other customer.

11.	Governing Law, etc.

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the Province of Quebec including the federal laws of Canada applicable therein (but excluding choice of law rules). This Commitment Letter and the Fee Letter set forth the entire agreement between the parties with respect to the matters addressed herein and therein and supersede all prior communications, written or oral, with respect thereto.

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US$125,000,000 Credit Facilities

This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter.  Delivery of an executed counterpart of this Commitment Letter by telecopier or electronic mail shall be as effective as delivery of a manually executed counterpart of this Commitment Letter. Delivery of an executed counterpart of this Commitment Letter by telecopier or electronic mail shall be as effective as delivery of a manually executed counterpart of this Commitment Letter. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Commitment Letter and the transactions contemplated hereby (including without limitation, amendments, waivers and consents) shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law. For the avoidance of doubt, the foregoing also applies to any amendment, extension or renewal of this Commitment Letter.

For purposes of this Commitment Letter and the Fee Letter, National Bank of Canada is acting for itself and for National Bank Financial Inc. National Bank Financial Markets is a trademark of National Bank Financial Inc.

Your obligations under the paragraphs captioned "Fees", "Costs and Expenses", "Indemnification" and "Confidentiality" shall survive the expiration or termination of this Commitment Letter.

The parties hereto confirm that it is their wish that this letter and all documents relating thereto, including notices, be drawn up in the English language. Les parties aux présentes confirment leur volonté que cette lettre et tout document, incluant tout avis, s’y rapportant soient rédigés en langue anglaise.

Please indicate your acceptance of the provisions hereof by signing the enclosed duplicate copy of this Commitment Letter and returning same together with the Fee Letter to Vincent Guimond (email: vincentx.guimond@bnc.ca) and Gabriel Lachance-Dubreuil (email: gabriel.lachancedubreuil@bnc.ca), the whole at or before Noon, Montreal time, on June 7, 2021, the time at which the commitments of NBC set forth above (if not accepted prior thereto) will expire.

[Signature page follows]

Sincerely,

NATIONAL BANK OF CANADA

Per:	/s/ François Montigny
	Name:	François Montigny
	Title:	Managing Director & Head

Per:	/s/ Vincent Guimond
	Name:	Vincent Guimond
	Title:	Vice President

ACCEPTED AND AGREED, on this 4th day of June, 2021.

11172239 CANADA INC.

Per:	/s/ Germain Lamonde
	Name:	Germain Lamonde
	Title:	President

Exhibit A

Term Sheet

See attached.

EXHIBIT A
US$50,000,000 Senior Secured Revolving Facility
US$75,000,000 Senior Secured Term Loan Facility
Summary of Terms and Conditions

Reference is made to the credit agreement, dated as of December 21, 2017, among Exfo Inc., as borrower, National Bank of Canada, as administrative agent, and the other lenders party thereto from time to time, as amended as of November 29, 2018, November 27, 2019 and May 29, 2020 (the Existing Credit Agreement). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Existing Credit Agreement.

The intent of the Borrower and National Bank of Canada is that the Credit Facilities (as defined below) be documented through a credit agreement to be entered into (the Credit Agreement), and such Credit Agreement and all other financing documents accessory thereto (including the guarantees and the security) be based substantially on the terms of the Existing Credit Agreement and the documentation accessory thereto with such modifications and amendments necessary to give effect to the provisions hereof (the Documentation Principles). The Finance Documents (as defined below) shall contain only those payments, conditions to borrowing, mandatory prepayments, representations and warranties, covenants and events of default expressly set forth in this Exhibit A, with standards, qualifications, thresholds, exceptions, “baskets” and grace and cure periods consistent with the Documentation Principles.

1.	BORROWER	11172239 Canada Inc. (the Borrower).

2.	TRANSACTION
The Borrower will make an offer to acquire 100% of the subordinate voting shares of EXFO Inc. (the Target)(other than the Excluded Shares (as defined in the Arrangement Agreement) by way of a plan of arrangement under section 192 of the Canada Business Corporations Act (the Plan of Arrangement) and in accordance with the Arrangement Agreement (as such expression is define below in clause 27).

Upon approval of the Plan of Arrangement and filing of the articles of arrangement contemplated therein, the Borrower will amalgamate with the Target and the amalgamated corporation will be named EXFO Inc. and become the Borrower.

The transactions described above and the payment of related fees and expenses are collectively referred to herein as the “Transaction.”

Appendix A hereto contains the Sources and Uses of funds for the Transaction.

3.	GUARANTORS
Subsidiaries of the Borrower that, in the aggregate and combined with the Borrower, represent at least 75% of the consolidated assets and EBITDA (as defined below) of the Borrower (such subsidiaries being collectively referred to herein as the Guarantors). Where at any time such threshold is not met, the Borrower shall cause additional subsidiaries to become Guarantors (the Borrower and the Guarantors are collectively referred to as the Material Credit Parties and each, a Material Credit Party).

It is expected that, within five (5) Business Days following the first disbursement on the Closing Date, the following subsidiaries of the Borrower will become Guarantors: EXFO America Inc., EXFO Service Assurance Inc. and Ontology-Partners UK, it being understood that the delivery of collateral security documents and related filings, consistent with the Documentation Principles, by such Guarantors shall be granted within 15 Business Days following the Closing Date.

4.	CREDIT PARTIES	The Borrower and all of its Subsidiaries (collectively, the Credit Parties and each a Credit Party).

5.	LEAD ARRANGER	National Bank Financial Markets (NBF)

6.	SOLE BOOKRUNNER	NBF

7.	ADMINISTRATIVE AGENT	National Bank of Canada (NBC) will act as administrative agent for the Lenders (in such capacity, the Administrative Agent).

8.	CREDIT FACILITIES
•       US$50,000,000 senior secured revolving facility (the Revolving Facility).

•       US$75,000,000 senior secured term loan facility (the Term Loan and collectively with the Revolving Facility, the Credit Facilities)

A US$5,000,000 swingline facility will be made available by NBC as part of the Revolving Facility (and not in addition thereto).

9.	ACCORDION FEATURE
The Borrower shall have the option to request an increase in the Revolving Facility by an amount not exceeding US$25,000,000.  Each Lender retains the absolute discretion to consent or not to increase its commitment under the Revolving Facility.

10.	LENDERS	NBC and other financial institutions reasonably acceptable to the Lead Arranger, in consultation with Borrower (collectively, the Lenders, and individually, a Lender).

11.	PURPOSE
All advances under the Revolving Facility shall be used by the Borrower to finance the general corporate purposes of the Borrower and the other Credit Parties, including permitted acquisitions, permitted distributions, capital expenditures and investments, but shall not be used to finance the Transaction and the related fees and expenses.

The proceeds of the advance of the Term Loan shall be used exclusively to finance the Transaction and the related fees and expenses, on the Closing Date.

12.	CLOSING DATE
Refers to the date of the consummation of the Plan of Arrangement and the other elements of the Transaction, with the initial funding under the Credit Facilities to be effected on the Closing Date (or immediately prior and subject thereto).

13.	MATURITY DATE	Refers to the fifth (5th) anniversary of the Closing Date, subject to any extension of such date.

14.	ANNUAL EXTENSION
Annually, the Borrower shall have the option to request an extension of the Maturity Date of either or both of the Credit Facilities by one (1) year by delivering to the Administrative Agent an extension request.  Each such extension request must be delivered concurrently or within thirty (30) days of the delivery of the annual financial information and must confirm that the maturity date of the IQ Debt is being also extended.

No Lender is required to consent to any such extension request and the Maturity Date of each of the Credit Facilities can only be extended if Lenders representing at least 75% of the commitments under the relevant Credit Facility consent. The Credit Agreement will contain customary provisions for the replacement of non-extending Lenders where the Majority Lenders (as defined below) have consented to the extension of a Maturity Date.

Unless otherwise amended, during any extension of the Maturity Date of the Term Loan, the quarterly amortization of the Term Loan will continue at the same amount of 1.25% of the original principal amount of the Term Loan.

15.	AVAILABILITY PERIOD
The Revolving Facility is available during the period (the Revolving Period) from the Closing Date until the Maturity Date.

The Term Loan is available for drawing by way of a single disbursement to be made on the Closing Date, subject to the satisfaction or waiver of the conditions precedent set forth below in Section 27 (Conditions Precedent to Initial Borrowing).

16.	REVOLVING AND NON- REVOLVING NATURE
The Revolving Facility shall be available on a revolving basis, such that, during the Revolving Period, any amount repaid may be re-borrowed, subject to the then available amount of the Revolving Facility.

The Term Loan shall be available on a non-revolving basis, such that any amount repaid may not be reborrowed.

17.	AVAILABILITY
The Revolving Facility shall be available, at the Borrower’s option (i) in Canadian dollars, by way of prime rate loans, the issuance of banker's acceptances (BAs) or the issuance of letters of credit (LCs), (ii) in US dollars by way of US base rate loans, Libor loans or the issuance of LCs, (iii) in Euros by way of EuroLibor loans and LCs, (iv) in GBP by way of GBP Libor loans and the issuance of LCs.  For the purposes hereof, GBP means the lawful currency of the United Kingdom.  The Credit Agreement will provide for transition provisions from EuroLibor Loans and GBP Libor Loans.

The face amount of LCs issued under the Revolving Facility shall at no time exceed US$25,000,000 in the aggregate. NBC shall be the issuer of LCs under the Revolving Facility (in such capacity, including any successor thereto in such capacity, the LC Issuing Lender).

The Term Loan is available in US dollars only by way of, at the Borrower’s option, US base rate loans or Libor loans.

18.	RATES AND FEES	Refer to Appendix B.

19.	VOLUNTARY PREPAYMENTS
Voluntary repayment or permanent cancellation of a portion of the Credit Facilities will be permitted, without penalty or premium, at the option of the Borrower, subject to applicable breakage costs for Libor, EuroLibor and GBP Libor loans and cash collateralisation provisions for BAs and LCs.

20.	PAYMENT ON MATURITY	The Borrower shall repay in full all amounts outstanding under the Credit Facilities on the Maturity Date.

21.	TERM LOAN AMORTIZATION
The Borrower shall repay the Term Loan by way of equal and consecutive instalments of 1.25% of the original principal amount of the Term Loan, with the first such instalment to be made on the last Business Day of the first full fiscal quarter of the Borrower following the disbursement of the Term Loan.

22.	REPAYMENT FROM EXCESS CASH FLOW
Annually, within 120 days of the end of each fiscal year, the Borrower shall repay the Term Loan by an amount equal to Applicable Percentage mentioned below of the Excess Cash Flow of the Borrower for the previous fiscal year. The first such mandatory repayment shall occur within 120 days of the Borrower’s fiscal year ended August 31, 2022.

The Applicable Percentage shall be determined on the basis of the Ratio of Total Debt to EBITDA (the Ratio) of the Borrower at the end of the year in respect of which the Excess Cash Flow is calculated based on the audited financial statements for that year.

The Applicable Percentage shall be: • 50% if the Ratio is equal to or greater than 3.0x; and • 0% if the Ratio is less than 3.0x;

Excess Cash Flow means, for any fiscal year of the Borrower, determined on a consolidated basis, the Consolidated EBITDA  for such fiscal year, less Unfunded Capital Expenditures, taxes paid in cash, interest paid in cash, management fees paid in cash, fees and expenses related to the Transaction, any optional or scheduled debt repayments, in each case, for that fiscal year.

Unfunded Capital Expenditures refers to Capital Expenditures not financed from Debt for Borrowed Money permitted under the terms of the Credit Agreement other than from the Revolving Facility.

23.	MANDATORY REPAYMENTS
Mandatory repayments under the Term Loan will be usual and customary for term loans of the type set forth herein, including but not limited to the following:

1.       100% of net proceeds received by the Credit Parties from the disposition of assets (other than permitted dispositions) that exceed US$2,500,000, unless such proceeds are reinvested within a period of 180 days from the date of the receipt of such proceeds; and

2.      100% of net insurance proceeds or other award received by the Credit Parties in connection with loss and destruction of any assets that exceed US$2,500,000 unless such proceeds are reinvested within a period of 180 days from the date of the receipt of such proceeds.

24.	IMPUTATION OF VOLUNTARY AND MANDATORY REPAYMENTS
The voluntary and mandatory repayments shall be applied first in repayment of the balance of the Term Loan expected to be outstanding on the Maturity Date, then in inverse order of the quarterly amortization payments, until the Term Loan is repaid in full.

25.	SECURITY
Consistent with the Documentation Principles, the Secured Obligations shall include all of the obligations of the Credit Parties in respect of (i) the Credit Facilities, (ii) the derivative instruments entered into from time to time with any Lender, (iii) any cash management agreement or consolidation of accounts arrangements (iv) any credit card program entered into with any Finance Party, and (v) Local Credit.

The Secured Obligations shall be (i) solidarily guaranteed by the Borrower and secured by a first ranking lien on all assets of the Borrower, including a pledge of all capital stock owned by the Borrower in Material Credit Parties and the Target, and (ii) solidarily guaranteed by all Guarantors and secured by first ranking liens on all assets of the Guarantors, including a pledge of all capital stock owned by the Guarantors in Material Credit Parties. The shareholders of the Borrower shall also be required to pledge their shares in the Borrower as security for the Secured Obligations.

Where the Administrative Agent, after consultation with Lenders’ Counsel, determines that the value of the guarantee and security to be provided by any Material Credit Party may be limited as a result of legal limitations on the ability of such Material Credit Party to grant such guarantee and security, then the Administrative Agent may (i) agree to limit the guarantee and security to be provided by such Material Credit Party, (ii) allow such Material Credit Party not to provide any guarantee and security, provided that the Administrative Agent may still require a pledge of the capital stock of such Material Credit Party, or (iii) request the Borrower to designate another Material Credit Party to provide guarantees and security. At any time, the Administrative Agent may change its decision in respect of the granting of a guarantee and security by any such Material Credit Party.

Prior to the first disbursement under the Credit Facilities, the Borrower will be required to grant security on its assets and the shareholders will be required to pledge their shares in the Borrower. The guarantees and security from the Material Credit Parties will be delivered after the first disbursement.

26.	IQ DEBT
Investissement Québec (IQ) will partially finance the Transaction with the following debt instruments:

•       US$60,000,000 subordinated debt (the Subordinated Debt), comprised of a US$40,000,000 tranche A (the Tranche A Subordinated Debt) and a US$20,000,000 tranche B (the Tranche B Subordinated Debt);

•        US$12,500,000 subordinated convertible debt (the Convertible Debt and, together with the Subordinated Debt, the IQ Debt);

The IQ Debt shall be unsecured, but may be guaranteed by Subsidiaries of the Borrower, provided that any such guaranteeing Subsidiary shall also guarantee the Secured Obligations.

The IQ Debt shall:

(i) have a maturity of at least six (6) months following the original Maturity Date;

(ii) not provide for any amortization payments or other mandatory repayment except for (a) payment of up to 50% of the Excess Cash Flow when no such payment is required in connection with the Credit Facilities and (b) its repayment in full upon the occurrence of a liquidity event (such as a change of control or the sale of all or substantially all of the assets);

(iii) not provide for any cash payment of interest, except on the Tranche A Subordinated Debt and only as of the first (1st) anniversary of the Closing Date;

(iv) bear interest (excluding default interest) at no more than 10.0% per annum for the Tranche A Subordinated Debt, 11.5% per annum for the Tranche B Subordinated Debt and 8% per annum for the Convertible Debt; and

(v) not contain terms that are materially more restrictive, taken as a whole, than those applicable to the Credit Facilities.

The IQ Debt will be subject to a subordination and postponement agreement in form and substance satisfactory to the Lenders. The agreement will provide, inter alia, (i) a 120 day standstill, (ii) no payment in cash on the IQ debt, except for the permitted payments described above, and provided that, at the time of payment, no default or event of default has occurred and is continuing or would result therefrom (including that, calculated on a pro forma basis after giving effect to the relevant payment, the Borrower would be in compliance with its financial covenants).

27.	CONDITIONS PRECEDENT TO INITIAL BORROWING
The initial borrowing under the Credit Facilities will be subject solely to the conditions set forth in Section 2 (Conditions Precedent) of the Commitment Letter, and the following conditions, which shall be subject to the Certain Funds Provision in all respects:

1.   execution of the Credit Agreement, the related security documents and all documentation ancillary thereto (collectively, the Finance Documents) and, in the case of security documents of the Borrower, registration thereof wherever required, supported by usual corporate documents and opinions with respect to the Borrower from counsel to the Credit Parties in form and substance satisfactory to the Lead Arranger;

2.    delivery of the duly executed arrangement agreement (the Arrangement Agreement) and all other material documents relating to the Transaction, duly executed substantially in the form of the draft thereof dated June 4, 2021 and previously reviewed by the Lead Arranger (collectively, the Arrangement Documents);

3.    the Arrangement Agreement shall not have been amended or waived in any material respect by the Borrower in a manner materially adverse to the Lenders (in their capacity as such) without the consent of the Lead Arranger (such consent not to be unreasonably withheld, delayed or conditioned) (it being agreed and understood that (x) any increase in the Consideration (as defined in the Arrangement Agreement) shall not be materially adverse to the Lenders so long as such increase is funded by the proceeds of equity contributions, (y) the granting of any consent under the Arrangement Agreement that is not materially adverse to the interests of the Lenders shall not otherwise constitute an amendment or waiver and (z) any amendment, modification or waiver of the definition of “Material Adverse Effect” (as defined in the Arrangement Agreement as in effect on the date hereof) shall require the consent of the Lenders);

4.    all conditions precedent to the Plan of Arrangement set out in the Arrangement Agreement shall have been satisfied and not waived in any manner prohibited by clause 3 above other than (i) the payment of the total Consideration (as defined therein) and (ii) the filing of the articles of arrangement;

5.    the Administrative Agent shall have received, with respect to the Borrower and the Material Credit Parties, results of current searches of public records, which shall reveal no liens other than liens permitted under the Credit Agreement (Permitted Liens) and liens with respect to which undertakings to discharge, in form and substance satisfactory to the Administrative Agent, have been delivered to the Administrative Agent;

6.   receipt by the Lenders of all information with respect to the Material Credit Parties reasonably requested by them in writing at least five (5) Business Days prior to the first disbursement under any applicable “know your client” and anti-money laundering rules and regulations;

Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this document with redactions. Confidential treatment has been requested with respect to this omitted information.

7.    the Lenders shall have received the documentation relating to the IQ Debt on the terms set forth in this Term Sheet;

8.    execution of a satisfactory subordination and postponement agreement among IQ, as subordinated creditor, the Administrative Agent and the Borrower;

9.    the Administrative Agent shall have received a pay-out letter detailing the amounts outstanding under the Existing Credit Agreement (the Existing Debt) and confirming that, upon payment of such amounts on the Closing Date, all amounts outstanding under the Existing Credit Agreement will have been repaid in full, the credit facilities therein provided will be cancelled and terminated and all guarantees and liens, if any, granted in connection therewith will be released, it being understood that NBC is the administrative agent under the Existing Credit Agreement and will be issuing such pay-out letter;

10.  the Administrative Agent is satisfied that the IQ Debt has been disbursed in full or will be disbursed concurrently with the first disbursement under the Credit Facilities;

11.  the Administrative Agent shall have received a draw request;

12.  the Administrative Agent shall have received a flow of funds with payment directions given to the Administrative Agent, as may be required, with respect to the use of the proceeds of such advances, which shall reflect (together with the Borrower’s other sources of funds for the Transaction):

  (i)          the repayment of the Existing Debt in full;

(ii)        the payment to the Depositary (as defined in the Arrangement Agreement) of the total Consideration (as therein defined) in accordance with the Arrangement Agreement; and

  (iii)        the payment of all fees then due and payable, including the Underwriting Fee.

13.  Compliance certificate (including pro forma calculation of the financial covenants as at the end of the most recent quarter for which the Target has released financial statements) showing, pro forma the Plan of Arrangement, the Transaction and the financing thereof, a Senior Debt to EBITDA Ratio of [Redacted - commercially sensitive information] or less, a Total Debt to EBITDA Ratio of [Redacted - commercially sensitive information] or less and a Fixed Charge Coverage Ratio equal to or more than [Redacted - commercially sensitive information];

14.  the Acquisition Transaction Representations shall be true and correct in all material respects (without duplication of any materiality qualifiers contained therein) on the Closing Date (except in the case of any Acquisition Transaction Representation which expressly related to a given date or period, which representation shall be true and correct in all material respects (without duplication of any materiality qualifiers contained therein) as of the respective date or respective period, as the case may be);

15. the Specified Representations shall be true and correct in all material respects (except for representations and warranties that are already qualified by materiality, which representation and warranties shall be true and correct after giving effect to such materiality qualifier) on and as of the Closing Date or, in the case of any Specified Representation which expressly related to a given date or period, as of the respective date or respective period, as the case may be; provided, that to the extent that any Specified Representation is qualified by or subject to a “material adverse effect”, “material adverse change” or similar term or qualification, the definition thereof shall be the definition of “Material Adverse Effect” (as defined in the Arrangement Agreement) for purposes of the making of such Specified Representation; and

16.  No insolvency event shall have occurred with respect to the Borrower or the Target.

28.	CONDITIONS PRECEDENT TO SUBSEQUENT BORROWINGS
Consistent with the Documentation Principles and substantially identical to the Existing Credit Agreement, including:

1.         Delivery of a draw request;

2.         No material adverse change has occurred and is continuing or would result from the requested disbursement;

3.        Representations and warranties are true and correct in all material respects and no breach of such representations and warranties would result from the requested disbursement; and

4.         No default or event of default has occurred and is continuing or would result from the requested disbursement.

29.	REPRESENTATIONS AND WARRANTIES	Substantially similar to those set forth in the Existing Credit Agreement.

Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this document with redactions. Confidential treatment has been requested with respect to this omitted information.

30.	FINANCIAL COVENANTS
The Borrower shall maintain on a consolidated basis at all times (calculated at the end of each fiscal quarter or year) each of the following:

(a)          Total Debt to EBITDA Ratio equal to or less than: [Redacted - commercially sensitive information]

(b) Senior Debt to EBITDA Ratio equal to or less than: [Redacted - commercially sensitive information]

(c) a Fixed Charge Coverage Ratio equal to or more than: [Redacted - commercially sensitive information]

The Ratios shall be calculated in accordance with IFRS, including, for greater certainty, IFRS 16.

Capitalized terms and expression used in this Financial Covenant section have the meaning given to them in the Existing Credit Agreement, except as follows:

Total Debt shall exclude the Tranche B Subordinated Debt and the Convertible Debt, but shall include the Tranche A Subordinated Debt;

Senior Debt shall mean the Total Debt minus the Tranche A Subordinated Debt;

31.	INFORMATION COVENANTS	Substantially similar to those set forth in the Existing Credit Agreement, except that monthly reporting will no longer be required.

32.	AFFIRMATIVE COVENANTS	Substantially similar to those set forth in the Existing Credit Agreement.

In addition, the guarantees and security, as applicable, consistent with the Documentation Principles, from the Material Credit Parties shall be granted and/or perfected within 15 Business Days following the Closing Date (or such longer period after the Closing Date reasonably acceptable to the Administrative Agent), pursuant to arrangements to be mutually agreed between the Borrower and the Administrative Agent.

In addition, to the extent reasonably requested by the Administrative Agent and consistent with the Documentation Principles, (i) the Borrower shall use commercially reasonable efforts to obtain estoppel letters, to the extent practicable, with respect to Permitted Liens, within 90 days following the Closing Date (or such longer period after the Closing Date reasonably acceptable to the Administrative Agent), and (ii) the Borrower shall obtain certificates of insurance in the name of the Administrative Agent, within 15 Business Days following the Closing Date (or such longer period after the Closing Date reasonably acceptable to the Administrative Agent).

Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this document with redactions. Confidential treatment has been requested with respect to this omitted information.

33.	NEGATIVE COVENANTS
Substantially similar to those set forth in the Existing Credit Agreement, with the following amendments:

1.        the following debt will also be authorised (a) Debt for Borrowed Money under the credit d’impôt recherche by BPI France to EXFO Solutions SAS up to EUR.7,500,000, (b) the IQ Debt, (c) a non-interest bearing term loan from IQ under its ESSOR program for up to Cdn$20,000,000;

2.        no Distributions except (a) for Distributions not to exceed, during any fiscal year, 50% of the Excess Cash Flow for the previous fiscal year where the Total Debt to EBITDA Ratio is equal to or more than [Redacted - commercially sensitive information], or (b) where the Total Debt to EBITDA Ratio is less than [Redacted - commercially sensitive information], both at the time of making such Distribution and, on a pro forma basis, after giving effect thereto, and in all cases, provided no default or event of default has occurred and is continuing or would result therefrom. The definition of Distributions to be amended to include payments on the IQ Debt; and

3.        no payment of management fees.

34.	EVENTS OF DEFAULT	Substantially similar to those set forth in the Existing Credit Agreement.

35.	COST AND YIELD PROTECTION	Substantially similar to those set forth in the Existing Credit Agreement.

36.	LIBOR REPLACEMENT LANGUAGE	The Credit Agreement shall contain customary hard-wired fallback provisions relating to the replacement of Libor.

37.	ASSIGNMENT AND PARTICIPATIONS	Substantially similar to those set forth in the Existing Credit Agreement.

38.	MAJORITY LENDERS
More than 66⅔% of total commitments (or if the commitments have been terminated, Lenders to which at least 66⅔% of the loans are due), provided that, for any period where there are only two (2) Lenders, it shall mean all Lenders and for any period where there is only one (1) Lender, it shall mean that Lender.

39.	COUNSEL TO THE LENDERS AND THE ADMINISTRATIVE AGENT	Norton Rose Fulbright Canada LLP

40.	GOVERNING LAW AND FORUM	Québec

41.	LANGUAGE
The parties expressly acknowledge having required that this document and all documents accessory thereto be drawn up in the English language. Les parties reconnaissent avoir expressément requis que ce document et tous les documents qui s’y rapportent soient rédigés en langue anglaise.

Project Frontenac
Summary of Terms and Conditions – Appendix A

APPENDIX A

SOURCES AND USES OF FUNDS

Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this document with redactions. Confidential treatment has been requested with respect to this omitted information

APPENDIX B

RATES AND FEES

Credit Facilities:

The relevant margin and stand-by fees in connection with the Credit Facilities shall be determined as follows:

Level	Where R is	The relevant margin shall be, with respect to					The stand- by fee[1] shall be (bps)
		Prime Rate Loans (bps)	US Base Rate Loans (bps)	Stamping Fee (bps)	Libor / EuroLibor / GBP Libor Loans (bps)	LC Fee (bps)[2]
[Redacted - commercially sensitive information]

[Redacted - commercially sensitive information]

[Redacted - commercially sensitive information]

[Redacted - commercially sensitive information]

[Redacted - commercially sensitive information]

Where “R” means the Senior Debt to EBITDA Ratio.

For the purposes of the determinations required to be made under this Appendix, the Senior Debt to EBITDA Ratio shall be determined on the day (each, a Reset Date) which is three (3) Business Days after the Administrative Agent receives the compliance certificate and the relevant financial statements pursuant to the Credit Agreement, with respect to the fiscal quarter or year most recently ended or the acquisition certificate pursuant to the Credit Agreement.  Any adjustment to the relevant margin and the stand-by fee shall only take place on a Reset Date, except for outstanding BAs, in which case it will only apply on the rollover date.

If the Borrower fails to submit to the Administrative Agent the compliance certificate or acquisition certificate, as applicable, by the time required under the provisions of the Credit Agreement, then the relevant margin and the stand-by fee shall be, throughout the period from the date by which the compliance certificate or acquisition certificate should have been delivered until the date which is three (3) Business Days following the date on which the Administrative Agent receives such compliance certificate or acquisition certificate, the rate indicated on Level V in the matrix above.

For the purposes of the determinations required to be made under this Appendix, (i) for the period from the Closing Date until the first Reset Date thereafter which relates to a fiscal quarter or year ending after the Closing Date, the relevant margin and the stand-by fee shall be determined based on the pro forma calculation of the Senior Debt to EBITDA Ratio as determined in the compliance certificate delivered as part of the initial conditions precedent, and (ii) for any period during which an event of default has occurred and is continuing, the relevant margin and the stand-by fee shall be the rate determined at Level V of the matrix above plus [Redacted - commercially sensitive information] bps for the relevant margin and plus [Redacted - commercially sensitive information] bps for the stand-by fee.

Benchmark rates, such as Libor and CDOR, will be subject to a floor of [Redacted - commercially sensitive information]%.

1The stand-by fee is calculated on the undrawn portion of the Revolving Facility.

2 In connection with letters of credit, an additional LC fronting fee of 0.25% is payable to the LC Issuing Lender for its own account and exclusive benefit. Additional administrative fees may be payable in connection with the issuance, renewal, amendment or cancelling of any LC in accordance with the fee schedule of the LC Issuing Lender at the relevant time.